Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

July 25, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION -
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: Yolanda Crittendon

Re:         Columbia Goldfields Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 22, 2006
File No. 000-51013

_____________________________________________________________________________________________

We write on behalf of Columbia Goldfields Ltd. in response to Staff’s letter of July 10, 2006 by Cicely LaMothe, Accounting Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarterly period ended March 31, 2006 (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB

Note 4 - Property and Equipment

Mineral Property, pages F11 - F13

1.
We noted that you issued 1,000,000 shares of common stock valued at $250,000 in exchange for Investcol Limited's rights under a contract for Purchase Option of Mining Concessions entered into with Cia Servicios Y Logisticos Ltda. Explain to us why the mineral interests obtained were expensed at the time of acquisition and provide your basis in GAAP to support your accounting treatment. In addition, please advise us how the Fair market value of the shares issued was determined for this transaction and your subsequent transactions under the Marmato Project.

In response to this comment, the Company discloses the following on a supplemental basis:

The mineral interests were expensed at the time of the acquisition, pursuant to SFAS No. 144 - Accounting for the impairment or disposal of long-lived assets, based on the following factors existing at the time of acquisition:

a.	There were no proven or probable reserves with respect to the associated mineral interests obtained.
b.	There was no determinable future benefit associated with the mineral interests obtained;
c.	The risk that the mineral interest obtained did not contain any proven or probable reserves was high.
d.	The likeliness that mineral interests obtained would be turned into commercial production was low, even if proven and probable reserves are discovered.

The fair market value of the 1,000,000 shares at the time of the acquisition was determined by the Company’s management to be $0.25 per share, based on the following:

a.
At that time, the Company’s shares were not actively traded. There was only minimal trading volume. Therefore, the Company’s management believed that the stated market price was a poor indicator of the value of the Company’s shares.

b.
At or around the same time that the Company issued the 1,000,000 shares on September 22, 2005 for the mineral interests obtained, the Company was conducting a private equity offering of Units at the offering price of $0.25 per Unit. Each Unit consisted of one share of common stock and a warrant to purchase one share of common stock. The Company had received subscriptions for the Units offered prior to the issuance of shares in connection with this property acquisition. This private equity offering closed on October 14, 2005 and the Company issued a total of 4,221,000 Units to a total of twenty-three (23) investors. As a result, the fair market value of the shares issued was determined to be $0.25 per share.

Subsequent to the fiscal year ended December 31, 2005, the Company issued an additional 1,000,000 shares of common stock on January 25, 2006, pursuant to the acquisition of a 25% interest in the total outstanding shares of RNC. The fair market value of these additional 1,000,000 shares was determined by management to be $ 1.90 per share, based on the following.

a.	At the time of the issuance there existed an active free trading market, with volume, that enabled the market to establish a share unit price.
b.	The market closing price of the stock on the date of issuance was $1.90 per share.

2.
We noted that subsequent to year end the: company acquired 25% of the total outstanding shares of RNC. Tell us how you considered Item 310 of Regulation S-B and SFAS 141 in determining whether to provide the financial statements of RNC, pro forma financial information and other disclosures surrounding the acquisition.

In response to this comment, the Company discloses the following on a supplemental basis:

In determining whether to provide the financial statements of RNC, pro forma financial information and other disclosures surrounding the acquisition of RNC, pursuant to Item 310 of Regulation S-B and SFAS 141, management considered the following:

a.	RNC (Colombia) Limited is a holding company with one primary asset which is its interest in Cia Mineral de Caldes S.A. (“Caldes”). Caldes was formed on August 19, 2005.
b.	For the period August 19, 2005 to December 31, 2005, all the operations of RNC and Caldes were funded through direct advances from the Company.
c.	The consolidated financial information of RNC (inclusive of Caldes’ information) substantially represented exploration expenditures incurred from funds advanced by the Company.
d.	The Company recorded these advances in its accounts as exploration and development expenditures.

Whereas the majority of RNC’s (and Caldes’) expenditures were funded by the Company and already included in the Company’s financial statements as exploration expenditures, management determined that the consolidated financial information of RNC was immaterial, and that the there was no significant need to provide the financial statements of RNC or pro forma financial information

Form 10 -QSB for the Quarter Ended March 31, 2006

3.
Based on your consolidation policy it appears that you began consolidating RNC as of the period ended March 31, 2006. Please advise us how you have recorded minority interest to reflect the 75% interest held by Investcol in your financial statements. In addition, further explain the terms of the arrangement with Investcol to clarify why you are the primary beneficiary.

In response to this comment, the Company discloses the following on a supplemental basis:

The Company began consolidating RNC as of the period ended March 31, 2006. The minority interest, reflecting the 75% interest held by Investcol Limited in RNC was not recorded. Management’s decision was based on the following:

a.	Investcol incorporated RNC without any funds and did not fund any of RNC’s nor Caldes’ operations.

b.	The Company funded 100% of RNC’s and Caldes’ operations by means of non-interest bearing loans.
c.
The Company further committed to provide additional funding to the RNC and Caldes operations (Marmato Project). The Company subsequently acquired an addition 25% interest in RNC through further advancement of $ 4,000,000 by way of non-interest bearing loans.

Consequently, management determined that is was reasonable to pick up 100% of the losses, and determined that it should not record the minority interest.

In addition, management determined that the Company was the primary beneficiary, based on the following terms of the arrangement with Investcol:

a.
Pursuant to a share purchase agreement with Investcol, the Company intends to acquire 100% of RNC (and thereby acquire RNC’s primary asset, the Marmato project). Management’s business plan is to acquire 100% of RNC, and therefore it will become the primary beneficiary per ownership of RNC should the Company be successful in acquiring the remaining interest in RNC.

b.	Investcol will not fund any of RNC’s or Caldes’ operations.
c.
The Company is committed to fund the operations of RNC and Caldes, as the sole principal of financial support. Management’s business plan is to advance financing in the amount of $20.2 million toward the Marmato project by way of non-interest bearing loans. Any future benefit will first be applied to repayment of the advances. The Company will suffer the ultimate loss if the project does not create an ability to repay such advances.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.